MAIL STOP 3561
June 24, 2005

Howard Balter, Chief Executive Officer
Ad. Venture Partners, Inc.
18 W. 18th Street, 11th Floor
New York, NY 10011

      Re:	Ad. Venture Partners, Inc.
   Amendment No. 1 to Registration Statement on
   Form S-1
   Filed on May 27, 2005
   File No. 333-124141

Dear Mr. Balter,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. We note your response to comment seven of our letter dated May
20,
2005 that neither the company, affiliates, nor any representatives have had either contacts or discussions with any targets. Please revise to clarify here and throughout the prospectus if you, any affiliate, attorney, agent or other representative of the company has taken any direct or indirect measures to locate a target business.




Risk factors, page 7

2. We note your response to comment 16 that "out-of-pocket expenses" that exceed the amount of proceeds not placed in trust will only be reimbursed after the completion of a business combination. In the use of proceeds section, please revise to discuss the nature of the excess out of pocket expenses. Is it structured as a loan so that it is a liability that follows the company and must be repaid following a business combination, or does the resulting company have latitude regarding such repayments? To the extent that repayment of excess expenses are discretionary, it appears that there is an inherent conflict of interest as those who incur the excess expenses may view targets that do not offer to repay them in an unfavorable light. If applicable, please revise to discuss such conflict under the caption
"conflicts of interests" on page 39.

Use of Proceeds, page 19

3. Please clarify whether the funds not held in trust could be used as a down payment, deposit, or lockup in a proposed business combination. To the extent they can, explain how ongoing expenses will be satisfied and include appropriate line item disclosure in this section. We may have further comment.

Proposed Business, page 26

4. We note your response to comment 21. The response letter indicates that you believe you will receive unsolicited responses because members of management "frequently receive" such proposals. Please revise to clarify such experience in the document as it is the basis for your disclosed anticipation of unsolicited proposals. Also clarify if you have received any unsolicited proposals that could lead to the identification of a target company.

5. We note your response to comment 21 seeking clarification "if any unaffiliated parties providing proposals will receive a fee and how that fee would be determined." Our comment was aimed at solicited and unsolicited proposals from sources that are not considered "professional firms" specializing in business acquisitions.
Please
revise accordingly.

6. We note that management and/or initial shareholders may be retained following a business combination. We also note your additional disclosure on page 29 that you "will not request that the resignation or retention of current management be included as a condition" in any business combinations. There appears to be an inherent conflict of interests in that management and/or initial shareholders may view target companies that offer any such individuals a continuing relationship (whether in a management, consultant or other role) in a more favorable light. Please revise to discuss such conflict under the caption "conflicts of interests" on page 39.

7. Please add disclosure to explain the seventh and eighth bullets under "Amended and Restated Certificate of Incorporation."

Management, page 36

8. We note your additional disclosure regarding the creation of an Audit Committee. Please clarify when you intend to have such committee in place.

9. We note your additional disclosure regarding Tom Rogers, your special advisor. Please revise to discuss his rights and duties as special advisor and clarify if he owes you the same fiduciary duties as those owed by your members of management.

Certain Relationships and Related Transactions, page 38

10. We note your response to comment 35. You have disclosed all of your private share issuances and that you "believe" several individuals are your promoters. Item 404(d) of Regulation S-K requires that you identify promoters and discuss all transactions involving such persons. Please review Rule 405 of Regulation C and revise to identify your promoters without qualifying the disclosure.

11. We note that Ken Jacquin, William Margiloff, and Hillel Weinberger collectively paid $45.00 for their 150,000 shares. Please clarify if they will participate in your business plan or if they have some preexisting relationship with any of the other initial shareholders.

Principal Stockholders, page 36

12. We note your response to comment 38. The comment was seeking disclosure in the prospectus of the purpose of these mandatory warrant purchases. The response letter indicates that the company "believes" that the primary purpose is to align Messrs. Balter and Slasky`s interests with those of public stockholders. Considering the warrant purchases was a condition that you negotiated, please disclose why you are not able to definitively disclose the purpose without qualifying it. According to exhibit 10.13, the warrant purchase agreement was entered into to in order to "induce the [c]ompany to engage in the IPO." Please revise to explain the inducement or benefit you received from this agreement.

Further, it is not clear to us how having "certain designees" purchase warrants would align Messrs. Balter and Slasky`s interests.
It would also appear that Messrs. Balter and Slasky`s ability to pledge both their shares and purchased warrants as collateral, would mitigate the capital that they are "placing at risk." Please explain in your disclosure.



Part II
Exhibits

13. In paragraph 6.2 of the Underwriting agreement, we note that if a default of over 10% of the "Firm Units" occur, and neither party is able to find a suitable purchaser to cover the default amount that this agreement "may be terminated." Please advise how language that states the offering "may be terminated" ensures that this offering will not proceed if more than 10% of the units are defaulted. If an amount greater than 10% of the units were defaulted and neither the issuer nor the underwriters elect to terminate the offering (since they "may"), please advise as to the consequence.

14. In schedule 2 to exhibit 10.13, we note that the Representative will purchase certain amounts at certain times "in its sole discretion." Please explain how purchases on Messrs. Balter and Slasky`s behalf (or other yet to be identified persons) will be carried out.



Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Babette Cooper (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds, Assistant Director
						Office of Emerging Growth Companies


Cc:  	Gian-Michele aMarca
	Fax #  (415) 951-3699


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Howard Balter, Chief Executive Officer
Ad.Venture Partners, Inc.
June 24, 2005
Page 1